

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Dean Y. Shigemura
Vice Chair, Chief Financial Officer and Principal Accounting Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

      Re: Bank of Hawaii Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-06887

Dear Mr. Shigemura:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance